Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2010
(millions of dollars)

Earnings, as defined:
Net income	$191
Income taxes	121
Fixed charges included in the determination of net income, as below	92
Total earnings, as defined	$404

Fixed charges, as defined:
Interest expense	$87
Rental interest factor	2
Allowance for borrowed funds used during construction	3
Fixed charges included in the determination of net income	92
Capitalized interest	1
Total fixed charges, as defined	$93

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	4.34
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.